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Exhibit 99.(a)(i)

NORTHWEST AIRLINES CORPORATION
2700 Lone Oak Parkway
Eagan, Minnesota 55121
(612) 726-2111

OFFER TO EXCHANGE
OUTSTANDING STOCK OPTIONS
AND STOCK APPRECIATION RIGHTS
June 27, 2003

NORTHWEST AIRLINES CORPORATION

OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS
AND STOCK APPRECIATION RIGHTS

THE OFFER EXPIRES AT 5 P.M. CENTRAL TIME
ON JULY 30, 2003, UNLESS WE EXTEND THE OFFER ("EXPIRATION DATE")

        Beginning on June 27, 2003, Northwest Airlines Corporation (NWA Corp. and together with our subsidiaries, the "Company" or "we") is offering all participants holding stock options ("Options") or stock appreciation rights ("SARs") granted pursuant to the 1998 Pilots Stock Option Plan (the "Pilots Plan") the opportunity to exchange all of their outstanding Options and SARs for a designated number of replacement options to purchase shares of our common stock or, for participants who are members of the Board of Directors of the Company or officers of the Company on the date of grant of the replacement awards, replacement stock appreciation rights. All participants are current or former employees of Northwest Airlines, Inc. ("Northwest"), an indirect wholly-owned subsidiary of the Company, who hold unexercised Options and/or SARs granted pursuant to the Pilots Plan and are collectively referred to in this Offer to Exchange as "Eligible Participants." The outstanding Options and SARs granted under the Pilots Plan held by Eligible Participants are collectively referred to in this Offer to Exchange as the Eligible Awards, and the replacement Options and SARs are collectively referred to as the Replacement Awards. For every two shares subject to option or a stock appreciation right surrendered by Eligible Participants, one share subject to option will be granted to Eligible Participants or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, one share subject to a stock appreciation right. As explained in more detail below, no fractional amounts will be awarded. Even though the surrendered Options and SARs are fully vested, all of the Replacement Awards will be subject to a new vesting schedule under which the Replacement Awards will vest over four years in equal annual installments of 25% each. The four-year vesting schedule will start on the Replacement Award Grant Date. All Replacement Awards will have the standard expiration term of ten years. If you wish to accept this offer, you must exchange all of your Eligible Awards. The Replacement Awards will be granted on the next business day following the Expiration Date, which is expected to be July 31, 2003, or a later date if the offer is extended (the "Replacement Award Grant Date"). The exercise price of the Replacement Awards (or base price in the case of a stock appreciation right) will be the average of the high and low sales prices of our common stock as reported on the NASDAQ National Market System ("NASDAQ") on the Replacement Award Grant Date.

        We are making this Offer to Exchange upon the terms and subject to the conditions described in this Offer to Exchange and in the attached Summary of Terms (which together, as they may be amended from time to time, constitute the Offer). This Offer is not conditioned upon a minimum number of Eligible Awards being exchanged. This Offer is subject to conditions that we describe in Section 6 of this Offer to Exchange.

        ALTHOUGH OUR BOARD OF DIRECTORS HAS AUTHORIZED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE AWARDS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE AWARDS.

        Shares of our common stock are quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "NWAC." On June 24, 2003, the closing price of our common stock as reported on NASDAQ was $10.35 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Awards.

        You should direct questions about this Offer to Exchange or requests for assistance in completing the related documentation via email to exchangeoffer@nwa.com, via fax at (612) 726-3509, or via hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources, Dept. A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

        If you wish to accept this Offer, you must complete the Election Acceptance Form and submit it before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. The Election Acceptance Form is available on our employee website (RADAR) at http://www.nwapeople.nwa.com. You may access the Form by entering the RADAR website and selecting "Pilot Communications" under "Featured Links."

        Beginning on June 27, 2003, you may complete the online Election Acceptance Form and submit it electronically before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you are unable to submit the Election Acceptance Form electronically because you do not have access to our employee website, beginning on June 27, 2003, you may submit a hard copy of the Election Acceptance Form. To do so, you must return your signed Election Acceptance Form by fax at (612) 726-3509 or by hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources Dept A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program. Your signed Election Acceptance Form must be received before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you accept the Offer electronically via the online Election Acceptance Form, you will not need to submit a hard copy of the Election Acceptance Form.

        If you do not submit an Election Acceptance Form prior to the Expiration Date, we will treat your failure to submit an Election Acceptance Form as a rejection of the Offer.

        You do not need to return your stock option or stock appreciation right acknowledgements for your Eligible Awards to accept this Offer as they will be automatically cancelled if we accept your Eligible Awards for exchange. However, you will be required to return your stock option or stock appreciation right acknowledgements upon our request.

        The exercise price of the Replacement Awards (or base price in the case of a stock appreciation right) will be the average of the high and low sales prices of our common stock as reported on the NASDAQ National Market System on the Replacement Award Grant Date. We do not know what the exercise or base price of the Replacement Awards will be and, therefore, we cannot guarantee that the Replacement Awards will have a lower exercise or base price than the Eligible Awards, nor do we know what the value of our common stock will be on the Replacement Award Grant Date. The Board of Directors recognizes that the decision to accept the Offer is an individual one that should be based on a variety of factors. You should consult with your personal advisors to determine the specific financial and tax consequences relevant to your participation in the Offer. The information about this Offer is limited to this document, the attached Summary of Terms and the Tender Offer Statement on Schedule TO.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS OR SARS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY OF TERMS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

SUMMARY OF TERMS: QUESTIONS AND ANSWERS ABOUT THE OFFER TO EXCHANGE		1
General Discussion of the Pilot Stock Option Exchange Program		1
The Basics of the Pilot Stock Option Exchange Program		2
Vesting, Exercise Price (Base Price for SARs) and Term of Replacement Awards		2
How the Option Cancellation and Exchange Works		3
The Duration of the Offer		3
Tax Status of Replacement Awards; Tax Considerations		3
How to Elect to Exchange Your Eligible Awards		4
Miscellaneous and More Information		5
THE OFFER		6
1.	Number of Options; Expiration Date	6
2.	Purpose of the Offer	6
3.	Procedures	7
4.	Change in Election	8
5.	Acceptance of Eligible Awards for Exchange and Cancellation and Issuance of Replacement Awards	8
6.	Conditions of the Offer	8
7.	Price Range of Common Stock	10
8.	Source and Amount of Consideration; Terms of Replacement Awards	10
9.	Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards	11
10.	Status of Eligible Awards Acquired by Us in the Offer	12
11.	Legal Matters; Regulatory Approvals	13
12.	Material Tax Consequences	13
13.	Extension of the Offer; Termination; Amendment	14
14.	Fees and Expenses	15
15.	Information about Us	15
16.	Additional Information	22
17.	Forward Looking Statements; Miscellaneous	22
SCHEDULE A: Information about our Directors and Executive Officers

v

SUMMARY OF TERMS: QUESTIONS AND ANSWERS ABOUT THE OFFER TO EXCHANGE

        References to Section numbers in these Questions and Answers are to Section numbers in the Offer To Exchange materials immediately following these Questions and Answers. The Questions and Answers are grouped under the following categories:

  •
  General Discussion of the Pilot Stock Option Exchange Program

  •
  The Basics of the Pilot Stock Option Exchange Program

  •
  Vesting, Exercise Price (Base Price for SARs) and Term of Replacement Awards

  •
  How the Option Cancellation and Exchange Works

  •
  The Duration of the Offer

  •
  Tax Status of Replacement Awards; Tax Considerations

  •
  How to Elect to Exchange Your Eligible Awards

  •
  Miscellaneous and More Information

General Discussion of the Pilot Stock Option Exchange Program

Q1.  What is the Pilot Stock Option Exchange Program?

  Our Pilot Stock Option Exchange Program, which we also call the Offer, is a voluntary program permitting Eligible Participants in the Pilots Plan to surrender their Eligible Awards in exchange for a Replacement Option or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, a Replacement SAR. As explained in Section 1, for every two shares subject to option or a stock appreciation right, one share subject to option or a stock appreciation right will be granted. As explained in Question 12, fractional amounts will be rounded up. The Replacement Awards will be granted on the next business day following expiration of the Offer (Replacement Award Grant Date).

Q2.  Which options or stock appreciation rights may I exchange as part of this program?

  We are offering to exchange stock options and stock appreciation rights that are currently outstanding under the Pilots Plan and that are held by Eligible Participants. (See Section 1.)

Q3.  Are there conditions to the Offer?

  The Offer is subject to a number of conditions, including the conditions described in Section 6. However, the Offer is not conditioned on a minimum number of Eligible Participants accepting the Offer or a minimum number of Eligible Awards being exchanged.

Q4.  Are there any eligibility requirements I must satisfy in order to receive a Replacement Award?

  There is no requirement that you remain an employee of Northwest on the Replacement Award Grant Date in order to be eligible to receive a Replacement Award. All Eligible Participants who elect to participate in the Offer will be eligible to receive a Replacement Award on the terms set forth in this Offer. In the event an Eligible Participant dies prior to the Replacement Award Grant Date, the Eligible Participant's estate or beneficiary will be eligible to receive a Replacement Award on the terms set forth in this Offer.

The Basics of the Pilot Stock Option Exchange Program

Q5.  How does the Offer Work?

  Beginning on June 27, 2003 and until 5 P.M. Central Time on July 30, 2003 or a later date if we extend the Offer (the "Expiration Date"), you may decide to exchange all of your Eligible Awards for a Replacement Award. For every two shares subject to option or stock appreciation right surrendered by an Eligible Participant, one share subject to option will be granted or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, one share subject to a stock appreciation right will be granted. As explained in Question 12, no fractional amounts will be awarded. You must agree to exchange all of your Eligible Awards in order to be eligible to receive a Replacement Award.

Q6.  If I elect to exchange my Eligible Awards, do I have to exchange all of my Eligible Awards or can I just exchange some of them?

  If you wish to accept the Offer, you must exchange all of your Eligible Awards. (See Section 1.)

Q7.  When will I receive my Replacement Award?

  You will receive your Replacement Award on the Replacement Award Grant Date, which is expected to be on the next business day following the expiration of the Offer. We expect to distribute documentation evidencing the Replacement Awards within approximately six to eight weeks following the Replacement Award Grant Date. (See Section 5.)

Vesting, Exercise Price (Base Price for SARs) and Term of Replacement Awards

Q8.  How will my Replacement Awards vest?

  Each Replacement Award will be subject to a new vesting schedule under which the option or stock appreciation right will vest over four years in equal annual installments of 25% each. The four year vesting schedule will start on the Replacement Award Grant Date.

Q9.  What is the exercise or base price for the Replacement Awards?

  The exercise price (or base price in the case of a stock appreciation right) of your Replacement Awards will be the fair market value of our common stock on the Replacement Award Grant Date, which is expected to be on July 31, 2003, or a later date if we extend the Offer. The fair market value of our common stock on the Replacement Award Grant Date will be the average of the high and low sales prices of our common stock as reported on NASDAQ on the Replacement Award Grant Date. We cannot guarantee that the Replacement Awards will have a lower exercise or base price than the Eligible Awards you surrender. Therefore, we recommend that you obtain current market quotations for our common stock before deciding whether to elect to participate in the Offer. (See Section 7.)

Q10. How long is the term of the Replacement Awards?

  All Replacement Awards will have our standard expiration term of ten years. If your employment with Northwest is terminated or if you die before the ten-year term expires, the Replacement Awards will continue to be exercisable by you or your estate or beneficiaries during the remainder of the ten-year term.

Q11. What if my employment terminates after the date that my Eligible Awards are cancelled?

  If your employment with Northwest terminates for any reason after your Eligible Awards are cancelled and before the Replacement Award Grant Date, you will still receive a Replacement Award. (See Section 1.)

How the Option Cancellation and Exchange Works

Q12. If I am an Eligible Participant under the Pilots Plan and I exchange my Eligible Awards, how many shares will I receive under my Replacement Award?

  For every two shares subject to option or stock appreciation right that you surrender, you will receive one share subject to option or, if you are a director or officer of the Company on the date of grant of the Replacement Awards, you will receive one share subject to a stock appreciation right. If the number of shares subject to option or a stock appreciation right which you are entitled to receive in exchange for your Eligible Awards is a fractional number, this fractional number will be rounded up to the nearest whole number for purposes of determining the number of shares subject to your Replacement Award.

Q13. Can I exchange a portion of my Eligible Awards?

  No. If you elect to exchange your Eligible Awards, you must exchange all unexercised shares covered by your Eligible Awards. Eligible Awards are the outstanding options or stock appreciation rights granted to you under the Pilots Plan.

The Duration of the Offer

Q14. How long will the Offer remain open?

  The Offer begins on June 27, 2003, and is scheduled to remain open until 5 P.M. Central Time on the Expiration Date, which is expected to be July 30, 2003, or a later date if we extend the Offer. We have no plans to extend the Offer beyond July 30, 2003. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 9:00 A.M. Eastern Time on the next business day following the Expiration Date. (See Section 13.)

Q15. If the Offer is extended, how does the extension affect the date on which my Replacement Options will be granted?

  If we extend the Offer, the Replacement Award Grant Date will be extended to the next business day following the extended Expiration Date.

Tax Status of Replacement Awards; Tax Considerations

  This section of the Questions and Answers does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision if you pay United States income tax. In addition, this section does not address any state or local tax consequences or the tax laws of any country other than the United States of America. Please note that tax laws change frequently and vary with your individual circumstances. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in the Offer.

Q16. Will my Replacement Options be incentive stock options or nonqualified stock options?

  All Replacement Options will be designated as nonqualified stock options.

Q17. Will I have to pay U.S. federal income taxes if I exchange my Eligible Awards in the Offer?

  We do not believe there are any tax consequences as a result of your participation in the Offer. However, for personalized tax advice you should contact your own tax advisor. (See Section 12.)

How to Elect to Exchange Your Eligible Awards

Q18. What do I need to do to exchange my Eligible Awards?

        Beginning on June 27, 2003, you may complete the online Election Acceptance Form, which will be available on our employee website (RADAR) at http://www.nwapeople.nwa.com (access the Form by entering the RADAR website and selecting "Pilot Communications" under "Featured Links"), and submit it electronically before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you are unable to submit the Election Acceptance Form electronically because you do not have access to our employee website, beginning on June 27, 2003, you may submit a hard copy of the Election Acceptance Form. To do so, you must return your signed Election Acceptance Form by fax at (612) 726-3509 or by hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources Dept A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program. Your signed Election Acceptance Form must be received before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you accept the Offer electronically via the online Election Acceptance Form, you will not need to submit a hard copy of the Election Acceptance Form.

Q19. What is the deadline to elect to participate in the Offer?

  You must submit your Election Acceptance Form by 5 P.M. Central Time on the Expiration Date, which is expected to be July 30, 2003, or a later date if we extend the Offer. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 9:00 A.M. Eastern Time on July 31, 2003. (See Sections 3 and 13.)

Q20. Can I change my election?

  Yes. You may change or withdraw your election at any time before 5 P.M. Central Time on the Expiration Date by electronically submitting a Change in Election Form. You may withdraw your election by submitting a Change in Election Form electronically before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you are unable to submit a Change in Election Form electronically because you do not have access to our employee website, you may submit a hard copy of the form. To do so, you must return your signed Change in Election Form by fax at (612) 726-3509 or by hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources Dept A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program. Your signed Election Acceptance Form or Change in Election Form, if any, must be received before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you submit your change in election electronically via the online process, you will not need to submit a hard copy of the Change in Election Form.

  There is no limit to the number of times you can change your election prior to the Expiration Date. However, the last Election Acceptance Form or Change in Election Form you submit prior to the Expiration Date will be the election that governs your election.

Q21. What will happen if I don't submit my election by the Expiration Date?

  If you miss this deadline, you cannot participate in the Offer.

Q22. What if I don't accept this Offer?

  This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer. You may either keep your current Eligible Awards at their current exercise or base prices or surrender your Eligible Awards in exchange for Replacement Awards, which will be granted on the Replacement Award Grant Date. (See Section 1). If you do not elect to participate, your outstanding options and/or stock appreciation rights will continue under the terms and conditions under which they were granted.

Miscellaneous and More Information

Q23. Where do I go if I have additional questions about the Offer?

  Please send your questions via email to exchangeoffer@nwa.com, via fax to (612) 726-3509, or via hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources, Dept. A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program.

THE OFFER

1.     Number of Options; Expiration Date.

        We are offering Replacement Awards in exchange for Eligible Awards held by Eligible Participants. Eligible Awards are all outstanding options and stock appreciation rights that were granted to participants under the Pilots Plan. All Replacement Options will be nonqualified stock options under the Internal Revenue Code of 1986, as amended. As of June 24, 2003, there were 2,487,310 Eligible Awards outstanding under the Pilots Plan, consisting of 2,486,192 Options and 1,118 SARs.

        If you elect to exchange your Eligible Awards, you must exchange all of your Eligible Awards. Our Offer is subject to the terms and conditions described in this Offer and the attached Summary of Terms. We will only accept Eligible Awards that are properly exchanged and not withdrawn in accordance with Section 4 of this Offer before the Offer expires on the Expiration Date.

        The Replacement Awards will be granted on the next business day following the Expiration Date. For every two shares subject to option and/or a stock appreciation right surrendered by an Eligible Participant, one share subject to option will be granted or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, one share subject to a stock appreciation right will be granted. No fractional amounts will be awarded. If the number of shares subject to option or a stock appreciation right which you are entitled to receive in exchange for your Eligible Awards is a fractional number, this fractional number will be rounded up to the nearest whole number for the purpose of determining the number of shares subject to your Replacement Award.

        The number of shares to be represented by the Replacement Awards will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Replacement Award Grant Date.

        Replacement Awards will be issued under the Pilots Stock Option Plan pursuant to a stock option acknowledgment in the case of Replacement Options and a stock appreciation right acknowledgment in the case of Replacement SARs.

        The term Expiration Date of this Offer means 5 P.M. Central Time on July 30, 2003, unless we, in our discretion, extend the Offer. If we extend the Offer, the term Expiration Date will refer to the latest time and date at which the Offer expires. See Section 13 for a description of our rights to extend, delay, terminate and amend the Offer.

        We will publish a notice if we decide to take any of the following actions:

  •
  increase or decrease what we will give you in exchange for your Eligible Awards;

  •
  increase or decrease the number of Eligible Awards to be exchanged in the Offer; or

  •
  extend or terminate the Offer.

        If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we also intend to extend the Offer for a period of ten business days after the date the notice is published.

        A business day means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight (Eastern Time).

2.     Purpose of the Offer.

        All of the outstanding options and stock appreciation rights under the Pilots Plan currently have exercise or base prices that are higher than the current market price of our common stock. By making this Offer, we are extending to Eligible Participants the ability to select an alternative compensation program which they may determine provides a superior opportunity for financial return. In addition, the Offer will benefit the Company by having the effect of reducing the number of shares of our common stock subject to options and stock appreciation rights granted under the Pilots Plan.

        The Board of Directors has authorized the Offer. We do not know if the Replacement Awards will have a lower exercise or base price than the Eligible Awards or what the value of our common stock will be on the Replacement Award Grant Date. The Board of Directors recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial and/or tax situation.

        Neither we nor our Board of Directors makes any recommendation as to whether you should exchange your Eligible Awards, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your Eligible Awards.

3.     Procedures.

        Making Your Election.    Beginning on June 27, 2003, you may complete the online Election Acceptance Form, which will be available on our employee website (RADAR) at http://www.nwapeople.nwa.com (access the Form by entering the RADAR website and selecting "Pilot Communications" under "Featured Links," and submit it electronically before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you are unable to submit the Election Acceptance Form electronically because you do not have access to our employee website, beginning on June 27, 2003, you may submit a hard copy of the Election Acceptance Form. To do so, you must return your signed Election Acceptance Form by fax at (612) 726-3509 or by hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources Dept A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program. Your signed Election Acceptance Form must be received before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you accept the Offer electronically via the online Election Acceptance Form, you will not need to submit a hard copy of the Election Acceptance Form.

        You do not need to return your stock option and/or stock appreciation right acknowledgements for your Eligible Awards to accept the Offer as they will be automatically cancelled if we accept your Eligible Awards for exchange. You will be required to return your stock option and/or stock appreciation right acknowledgements upon our request.

        The delivery of the Election Acceptance Forms and any other required documents is at the sole risk of the participant. Delivery will be deemed made only when actually received by us.

        Determination of Validity; Rejection of Eligible Awards; Waiver of Defects; No Obligation to Give Notice of Defects.    We will determine, in our discretion, all questions as to the number of shares subject to Eligible Awards and the validity, form, eligibility (including time of receipt) and acceptance of Election Acceptance Forms. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Acceptance Form; no one will be liable for failing to give such notice. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Acceptance Forms or Eligible Awards that are exchanged to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the Eligible Awards that are exchanged. We may waive any of the conditions of the Offer with respect to all Eligible Awards. We may also waive any defect or irregularity in any Election Acceptance Form with respect to any particular Eligible Awards or any particular Eligible Participant. No Eligible Awards will be accepted for exchange until all defects or irregularities have been cured by the Eligible Participant exchanging the Eligible Awards or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any Eligible Awards, and no one will be liable for failing to give notice of any defects or irregularities.

        Our Acceptance Constitutes an Agreement.    If you elect to exchange your Eligible Awards and you exchange your Eligible Awards according to the procedures described above, you will have accepted the Offer. Our acceptance of Eligible Awards that are properly exchanged will form a binding agreement between us and you on the terms and subject to the conditions of the Offer.

4.     Change in Election.

        You may withdraw your election at any time before 5 P.M. Central Time on the Expiration Date. You may only withdraw your election by following the procedures described in this Section 4.

        You may withdraw your election at any time before 5 P.M. Central Time on the Expiration Date. You may withdraw your Election Acceptance Form by submitting a Change in Election Form electronically before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you are unable to submit a Change in Election Form electronically because you do not have access to our employee website, you may submit a hard copy of the form. To do so, you must submit your signed form by fax at (612) 726-3509 or by hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources Dept A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attention: Pilot Stock Option Exchange Program. Your signed form must be received before 5 P.M. Central Time on July 30, 2003, or a later date if we extend the Offer. If you submit your Change in Election Form electronically via the online process, you will not need to submit a hard copy of the form.

        The delivery of the Change in Election Form and any other required documents are at the sole risk of the participant. Delivery will be deemed made only when actually received by us.

        Notwithstanding the above disclosure, you may withdraw your election after August 25, 2003 if your surrendered options and/or stock appreciation rights have not yet been accepted by the Company.

5.     Acceptance of Eligible Awards for Exchange and Cancellation and Issuance of Replacement Awards.

        After the Expiration Date we promptly will accept Eligible Awards for exchange and promptly provide you with a letter confirming our acceptance of your Eligible Awards. The Replacement Awards will be granted on July 31, 2003 or at a later date if the Offer is extended.

        For every two shares subject to option and/or a stock appreciation right surrendered by an Eligible Participant, one share subject to option will be granted or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, one share subject to a stock appreciation right will be granted. As explained in more detail above in Section 1, no fractional amounts will be awarded. In addition, the number of shares to be represented by the Replacement Awards will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Replacement Award Grant Date. On or shortly after June 27, 2003, you will receive a notification listing all of your Eligible Awards.

6.     Conditions of the Offer.

        We will not be required to accept any Eligible Awards that you elect to exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Awards that you elect to exchange, in each case at any time on or before the Expiration Date, if we determine that any event has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the Offer or to accept and cancel Eligible Awards that you elect to exchange, including the following:

  •
  any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Eligible Awards, the issuance of Replacement Awards, or otherwise relates to the Offer or that, in our judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects;

  •
  any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency, tribunal or any person that, in our judgment, would or might directly or indirectly:

  (a)
  make it illegal for us to accept some or all of the Eligible Awards or to issue some or all of the Replacement Awards or otherwise restrict or prohibit consummation of the Offer or otherwise relates to the Offer;

  (b)
  delay or restrict our ability, or render us unable, to accept the Eligible Awards for exchange and cancellation or to issue Replacement Awards for some or all of the exchanged Eligible Awards; or

  (c)
  materially and adversely affect our business, condition (financial or other), income, operations or prospects;

  •
  there is:

  (a)
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

  (b)
  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or

  (c)
  any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Company, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the offering;

  •
  another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

  (a)
  any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (Exchange Act), has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date;

  (b)
  any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

  (c)
  any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities; or

  •
  any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our judgment, is or may be material to us.

        The conditions to the Offer are for our benefit. We may assert or waive one or more of these conditions, whether or not we waive any other condition, in our discretion at any time and from time to time before the Expiration Date. All conditions must be satisfied or waived as of the Expiration Date.

        Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all Eligible Participants.

7.     Price Range of Common Stock.

        The Eligible Awards to be exchanged pursuant to the Offer are not publicly traded. However, upon exercise of an option that we granted, the optionholder becomes an owner of our common stock. Our common stock is quoted on NASDAQ under the symbol "NWAC." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported on NASDAQ.

Quarter ended	High	Low
Fiscal Year 2003
June 30, 2003 (through June 24, 2003)	$11.80	$6.30
March 31, 2003	$8.67	$5.05
Fiscal Year 2002
December 31, 2002	$8.87	$4.71
September 30, 2002	$12.24	$6.33
June 30, 2002	$20.69	$10.66
March 31, 2002	$20.92	$13.56
Fiscal Year 2001
December 31, 2001	$18.71	$11.25
September 30, 2001	$27.63	$9.04
June 30, 2001	$27.75	$20.50
March 31, 2001	$33.06	$19.00
Fiscal Year 2000
December 31, 2000	$31.00	$20.25
September 30, 2000	$39.00	$24.56
June 30, 2000	$36.38	$20.69
March 31, 2000	$24.31	$16.13

        As of June 24, 2003, the last reported sale price of our common stock, as reported by NASDAQ, was $10.35 per share.

        We do not know whether the Replacement Awards will have a lower exercise or base price than the Eligible Awards. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Awards.

8.     Source and Amount of Consideration; Terms of Replacement Awards.

        Consideration.    For every two shares subject to option or a stock appreciation right surrendered by an Eligible Participant, one share subject to option will be granted or, for Eligible Participants who are directors or officers of the Company on the date of grant of the Replacement Awards, one share subject to a stock appreciation right will be granted. As explained in more detail above in Section 1, no fractional amounts will be awarded. The number of shares to be represented by the Replacement Awards will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date and the Replacement Award Grant Date.

        If we receive and accept the exchange of all Eligible Awards, we will grant Replacement Awards covering a total of approximately 1,243,655 shares of our common stock. The common stock issuable upon exercise of the Replacement Options would equal approximately 1.4% of the total shares of our common stock outstanding as of June 24, 2003.

        Generally, Replacement Awards will be issued under the Pilots Stock Option Plan pursuant to a stock option acknowledgment in the case of Replacement Options and a stock appreciation right acknowledgment in the case of Replacement SARs.

        The issuance of Replacement Awards under this Offer will not create any contractual or other right of the recipients to receive any future grants of options or benefits in lieu of options.

        Registration of Option Shares.    All shares of our common stock issuable upon exercise of Replacement Options have been registered under the Securities Act of 1933, as amended (Securities Act) on a Registration Statement on Form S-8 filed with the SEC. Except as restricted by the Northwest Airlines Corporation Insider Trading Policy, you can sell your Replacement Option shares at any time. Contact the Company's Secretary to receive a copy of the Northwest Airlines Corporation Insider Trading Policy. If you are considered an "affiliate" of the Company under the Securities Act, you will also be subject to the restrictions under Rule 144 of the Securities Act. Executive officers and members of the Board of Directors will also be subject to the restrictions of Section 16(b) of the Exchange Act, including the short-swing trading profits forfeiture provisions of Section 16(b) of that Act.

        Our statements in this Offer concerning the Replacement Awards are merely summaries and do not purport to be complete. These statements are subject to, and are qualified in their entirety by reference to, all provisions of the Pilots Stock Option Plan and the stock option acknowledgment or the stock appreciation right acknowledgment (as applicable), each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. Notwithstanding any other provision of this Offer, with respect to any Eligible Participant who is not an employee of the Company on the Replacement Award Grant Date, we may treat the grant of a Replacement Award in exchange for an Eligible Award as an amendment to the Eligible Award for the purposes of complying with the registration requirements of the Securities Act.

9.     Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards.

        A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. Michael G. Ristow is the only director or executive officer who is eligible to participate in the Offer. As of June 27, 2003, Mr. Ristow held Eligible Awards covering 632 shares of our common stock. As of the date of this Offer to Exchange, we do not know whether Mr. Ristow intends to exchange his Eligible Awards.

        The following table sets forth the beneficial ownership of each of our executive officers and directors of Eligible Awards outstanding as of June 27, 2003. All of the Eligible Awards in the table held by Mr. Ristow are eligible to be exchanged.

Name of Beneficial Owner	Number of Eligible Awards as of June 27, 2003(1)	Percentage of Total Eligible Awards Outstanding as of June 27, 2003
Gary L. Wilson	0	0%
Richard H. Anderson (3)	0	0%
Ray W. Benning, Jr.	0	0%
Richard C. Blum	0	0%
Alfred A. Checchi	0	0%
John M. Engler	0	0%
Robert L. Friedman	0	0%
Doris Kearns Goodwin	0	0%
Dennis F. Hightower	0	0%
George J. Kourpias	0	0%
Frederic V. Malek	0	0%
V.A. Ravindran	0	0%
Michael G. Ristow (2)	632	100%
Douglas M. Steenland (3)	0	0%
Leo M. van Wijk	0	0%
J. Timothy Griffin (3)	0	0%
Philip C. Haan (3)	0	0%
Bernard L. Han (3)	0	0%

(1)
Includes options and stock appreciation rights granted under the Pilots Plan only.

(2)
Consists of 258 stock options and 374 stock appreciation rights.

(3)
Executive officer of the Company

        Neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock or in transactions involving our common stock during the 60 days prior to June 27, 2003. In addition, neither we nor, to our knowledge, any of our executive officers or directors are a party to any agreement, arrangement or understanding with respect to any of our securities (including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

        During the 60 days prior to June 27, 2003, no options or stock appreciation rights have been granted under any of the Company's stock incentive plans to any of our directors or executive officers and no options or stock appreciation rights granted under any of the Company's stock incentive plans have been exercised by any such persons.

10.   Status of Eligible Awards Acquired by Us in the Offer.

        Eligible Awards that have been granted under the Pilots Plan and that we acquire in connection with the Offer will be cancelled and the shares of common stock that may be purchased under any such award will not become available for grants of new awards (other than the Replacement Awards) under the terms of the Pilots Stock Option Plan.

11.   Legal Matters; Regulatory Approvals.

        We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Awards as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of any Eligible Awards that you elect to exchange. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept exchanged Eligible Awards and to issue Replacement Awards is subject to conditions, including the conditions described in Section 6.

12.   Material Tax Consequences.

        The following is a general summary of the material tax consequences of the exchange of Eligible Awards under the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. In addition, this section does not address any state or local tax consequences or the tax laws of any country other than the United States of America. Please note that tax laws change frequently and vary with your individual circumstances. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in the Offer.

U.S. Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the exchange of Eligible Awards under the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the Offer, all of which may change, possibly on a retroactive basis.

        If you exchange outstanding nonqualified stock options for Replacement Options, you should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

        At the Replacement Award Grant Date, you will not be required to recognize additional income for federal income tax purposes. The grant of Replacement Awards is not recognized as taxable income.

        Federal Income Tax Consequences of Nonqualified Stock Options.    Under current law, you will not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable withholding requirements.

        If you exchange shares in payment of part or all of the exercise price of a nonqualified stock option, no gain or loss will be recognized with respect to the shares exchanged and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares exchanged will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

        The subsequent sale of the shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

        Federal Income Tax Consequences of Stock Appreciation Rights.    Under current law, you will not realize taxable income upon the grant of a stock appreciation right. However, when you exercise the stock appreciation right, the difference between the base price of the stock appreciation right and the fair market value of the shares subject to the stock appreciation right on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable withholding requirements.

13.   Extension of the Offer; Termination; Amendment.

        We may at any time, and from time to time, extend the period of time during which the Offer is open and delay accepting any Eligible Awards tendered for exchange by announcing the extension and giving oral or written notice of the extension to the Eligible Participants.

        Prior to the Expiration Date, in order to terminate or amend the Offer, we may postpone accepting and canceling any Eligible Awards if any of the conditions specified in Section 6 occur. In order to postpone accepting or canceling, we must announce the postponement and give oral or written notice of the postponement to the employees eligible for this Offer. Our right to delay accepting and canceling Eligible Awards may be limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we grant the Replacement Awards or return the surrendered Eligible Awards promptly after we terminate or withdraw the Offer.

        As long as we comply with any applicable laws, we may amend the Offer in any way, including decreasing or increasing the consideration offered in the Offer to Eligible Participants or by decreasing or increasing the number of Eligible Awards to be exchanged or surrendered in the Offer.

        We may amend the Offer at any time by announcing the amendment. If we extend the length of time during which the Offer is open, the amendment must be issued no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the Offer will be sent promptly to Eligible Participants in a manner reasonably designed to inform the participants of the change.

        If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we may extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:

  •
  increase or decrease what we will give you in exchange for your Eligible Awards;

  •
  increase or decrease the number of Eligible Awards to be exchanged in the Offer; or

  •
  extend or terminate the Offer.

14.   Fees and Expenses.

        We will not pay any fees or commissions to any broker, dealer or other person asking holders of Eligible Awards to exchange such Eligible Awards pursuant to this Offer.

15.   Information about Us.

Overview

        The Company is the indirect parent corporation of Northwest. Northwest operates the world's fourth largest airline, as measured by 2002 revenue passenger miles, and is engaged in the business of transporting passengers and cargo. Northwest began operations in 1926. Northwest's business focuses on the development of a global airline network through its strategic assets that include: domestic hubs at Detroit, Minneapolis/St. Paul and Memphis; an extensive Pacific route system with a hub in Tokyo; a trans-Atlantic alliance with KLM Royal Dutch Airlines (KLM), which operates through a hub in Amsterdam; and a domestic and international alliance with Continental Airlines and Delta Air Lines.

        Set forth on the next page is a summary of selected financial information. This information should be read together with our audited financial statements and notes included in the following documents which have been filed with the SEC and are incorporated by reference:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 20, 2003;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003,

  •
  Our Current Reports on Form 8-K filed on May 16, 2003; May 15, 2003; April 21, 2003; and January 24, 2003.

        Copies of these documents may be inspected at, and may be obtained from, the same places and in the same manner as set forth under Section 16 "Additional Information."

SUMMARY FINANCIAL DATA

	Three Months Ended March 31,		Years Ended December 31,
Statement of Operations (In millions, except per share data)
	2003	2002	2002	2001(1)
Operating revenues
Passenger	$1,848	$1,818	$8,025	$8,417
Cargo	167	148	735	720
Other	235	214	729	768

Total operating revenues	2,250	2,180	9,489	9,905
Operating expenses(2)	2,576	2,376	10,335	10,773
Operating loss	(326)	(196)	(846)	(868)
Loss before extraordinary item	(396)	(171)	(798)	(423)
Net Loss(3)	$(396)	$(171)	$(798)	$(423)
Add back: Goodwill amortization	—	—	—	1
Add back: International route amortization	—	—	—	23
Adjusted net loss	(396)	(171)	(798)	(399)
Loss per common share:
Basic	$(4.62)	$(2.01)	$(9.32)	$(5.03)
Add back: Goodwill and intangible amortization(4)	—	—	—	0.01
Add back: International route amortization(4)	—	—	—	0.28
Adjusted basic	(4.62)	(2.01)	(9.32)	(4.74)
Diluted	$(4.62)	$(2.01)	$(9.32)	$(5.03)
Add back: Goodwill and intangible amortization(4)	—	—	—	0.01
Add back: International route amortization(4)	—	—	—	0.28
Adjusted diluted	(4.62)	(2.01)	(9.32)	(4.74)
Ratio of earnings to fixed charges(5)	—	—	—	—
	As of March 31,	As of December 31,
	2003	2002	2001
Balance Sheets (In millions)
Cash, cash equivalents and unrestricted short-term investments	$2,155	$2,097	$2,512
Total assets	13,138	13,289	12,975
Long-term debt, including current maturities	6,624	6,531	5,051
Long-term obligations under capital leases, including current obligations	449	451	586
Mandatorily redeemable preferred security of subsidiary	564	553	492
Preferred redeemable stock	226	226	227
Common stockholders' equity (deficit)(6)	(2,793)	(2,262)	(431)
Book value per share(7)	$(32.54)	$(26.36)	$(5.05)

(1)
2001 was affected by significantly reduced demand for travel resulting from the September 11, 2001, terrorist attacks. The Company recognized $461 million of grant income from the U.S. government under the Air Transportation Safety and System Stabilization Act, which was recorded as other non-operating income.

(2)
For the three months ended March 31, 2003, the Company recorded charges related to severance and the acceleration of pension expense resulting from the reduction in workforce of $20 million and $58 million, respectively. For the year ended December 31, 2002, the Company recorded aircraft write-downs of $352 million attributable to the accelerated retirement of certain Boeing

  747-200 and DC10-30 aircraft, $53 million ($34 million after tax) of costs associated with the closure of several facilities and $32 million ($20 million after tax) related to benefit costs and other asset write-downs. For the year ended December 31, 2001, the Company recorded charges for retroactive pay and benefits of $89 million ($57 million after tax) related to the collective bargaining agreement reached with the Aircraft Mechanics Fraternal Association, $27 million ($17 million) for employee severance costs related to the reductions in capacity due to events of September 11, 2001, and disposition charge of $161 million ($103 million after tax) related to the reductions in the estimated market values of aircraft.

(3)
For the year ended December 31, 2002, the Company recorded a $27 million ($17 million after tax) partial write-down of the Company's receivable from the U.S. Government to reflect the final amount received under the Airline Stabilization Act. Also during 2002, the Company recorded additional tax expense of $15 million related to displacement of previously utilized tax credits that are expected to expire unused. For the year ended December 31, 2001, the Company recorded a gain of $27 million ($11 million after tax) on the sale of the Company's investment in Continental Airlines, Inc. ("Continental").

(4)
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize such assets. The company adopted SFAS No. 142 on January 1, 2002, and as a result no longer amortizes its indefinite lived intangible assets and goodwill.

  During the first quarter of 2002, the Company performed the impairment test of its international routes and found the fair value to be in excess of the carrying value. During the first quarter of 2003, an independent third party appraisal was conducted for the Company's annual impairment test of its international routes and found the fair value to be in excess of the carrying value. During the fourth quarter of 2002, the Company also completed its impairment test of goodwill associated with the 1997 purchase of Pinnacle Airlines, Inc. and found the fair value to be in excess of the carrying value.

(5)
The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, the cumulative effect of accounting changes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense. Earnings were inadequate to cover fixed charges by $435 million and $280 million for the three months ended March 31, 2003 and 2002, respectively. Earnings were inadequate to cover fixed charges by $1.28 billion and $690 million for the year ended December 31, 2002 and 2001, respectively.

(6)
No dividends have been paid on common stock for any period.

(7)
Book value is computed by dividing stockholders' equity (deficit) by the number of shares of common stock outstanding at March 31, 2003, December 31, 2002 and December 31, 2001, respectively.

Risk Factors

        In addition to the other information in this Offer to Exchange, the following factors should be considered carefully in evaluating the Company's business and prospects.

        The airline industry is intensely competitive.    The airline industry is highly competitive. Northwest's competitors include all the other major domestic airlines as well as foreign, national, regional and new entrant airlines, some of which have more financial resources or lower cost structures than Northwest.

On most of Northwest's routes, it competes with at least one of these carriers. Airline revenues are sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial impact on overall industry revenues. Such factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress may institute pricing structures intended to achieve near term survival rather than long term viability.

        Industry revenues have declined significantly and we continue to experience significant operating losses.    Since early 2001, the U.S. airline industry has suffered a significant decline in revenues versus what would have been expected based on historical growth trends. This shortfall has been caused by a number of factors. The rapid growth of low cost airlines has had a profound impact on industry revenues. Using the advantage of low unit costs, these carriers offer lower fares, particularly those targeted at business passengers, in order to shift demand from larger, more-established airlines. As a result of growth, these low cost carriers now transport nearly 25% of all domestic U.S. passengers compared to less than 10% a decade ago. They now compete for, and thus influence industry pricing on, approximately 75% of all domestic U.S. passenger ticket sales compared to less than 20% a decade ago. As a result of their better financial performance, low cost carriers are expected to continue to grow their market share. While the advent of Internet travel Web sites has driven significant distribution cost savings for airlines, it has had a large negative impact on airline revenues. Having access to "perfect pricing information," air travel consumers have become more efficient at finding lower fare alternatives than in the past. The increased price consciousness of travelers, as well as the growth in distribution channels, has further motivated airlines to price aggressively to gain fare advantages through certain channels. The U.S. airline industry is one of the most heavily taxed of all industries. Taxes and fees now represent approximately 25% of what a passenger pays for an average domestic airline ticket, a percentage even greater than that for alcohol and tobacco products. These taxes and fees have grown significantly in the past decade, most recently with the introduction of a $2.50 security fee imposed on each passenger flight segment, subject to a $10 per roundtrip cap. The Company believes that every dollar of tax or fee increase imposed on airline passengers roughly translates into a dollar of reduced airline revenue, particularly over the long run. The attacks of September 11, 2001 materially impacted and continue to impact air travel. Concerns about further terrorist attacks, which are unlikely to abate any time soon, have had a negative impact on air travel demand. Furthermore, security procedures introduced at airports since the attacks have increased, both in reality and in perception, the inconvenience of flying and thus further reduced demand. While the factors noted are believed to be lasting, if not permanent, and could in fact worsen over time, some of the current airline industry revenue shortfall is believed to be cyclical in nature. U.S. airline revenues have historically been and continue to be influenced by the strength of the U.S. economy. Furthermore, airline business revenues are greatly influenced by the growth in corporate profitability. The current sluggishness of both the economy and corporate profitability is adversely affecting airline revenues. The airline industry revenue decline has been further exacerbated in early 2003. In January, United Airlines introduced a new pricing structure, reducing its highest business fares by 40-50%. This action and the resulting match by other airlines has reduced average fares without a corresponding increase in demand. The war with Iraq has also materially affected future airline bookings, particularly for international travel. The outbreak of severe acute respiratory syndrome, or SARS, in certain east Asian countries also resulted in a material reduction in revenues and bookings, especially on routes to and from certain Asian destinations. The spread of SARS, if it persists for an extended period, may materially adversely affect the airline industry, especially those airlines, including Northwest, with an extensive Pacific route network. We have experienced a significant reduction in our operating revenues while incurring significant losses during the past two years. Operating revenues decreased 4.2% from 2001 to 2002 and 11.9% from 2000 to 2001. In addition, our net losses were $798 million for the year ended December 31,2002, or an 88.7% increase compared to the net loss in 2001, and $423 million for the year ended December 31, 2001, or a 265.2% decrease compared to the net income for 2000. For the three months ended March 31, 2003, operating revenues increased 3.2% from the same period in

2002 and net loss increased to$396 million, or an 131.6% increase compared to the net loss for the three months ended March 31, 2002. We do not anticipate that the revenue environment for us will materially improve during the remainder of 2003.

        Due to industry seasonality, operating results for any interim periods are not necessarily indicative of those for the entire year.    The airline industry is both cyclical and seasonal in nature. Due to seasonal fluctuations, the Company's operating results for any interim period are not necessarily indicative of those for the entire year. The Company's second and third quarter operating results have historically been more favorable due to increased leisure travel on domestic and international routes during the spring and summer months. In addition, our operating results for any interim period could be below the expectations of investors and the financial community. In that event, the price of our securities could decline.

        Airline bankruptcies could adversely affect the industry.    Since September 11, 2001 several air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code, including United Airlines, Inc., the second largest domestic air carrier. Successful completion of such reorganizations could present Northwest with competitors with significantly lower operating costs derived from labor, supply, and financing contracts renegotiated under the protection of the Bankruptcy Code. In addition, historically, air carriers involved in reorganizations have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including Northwest. Further, the market value of aircraft would likely be negatively impacted if a number of air carriers, including United Air Lines, seek to reduce capacity by eliminating aircraft from their fleets.

        Attempts to reduce labor costs may not be successful.    Wages, salaries and benefits are the Company's largest costs, representing 41% of the Company's operating revenues in 2002. In light of the current revenue environment, a number of other airlines are attempting to significantly reduce labor expenses in order to get overall costs in line with revenues. Northwest has begun preliminary discussions with certain labor groups, and is similarly seeking permanent reductions in wage, benefit structures and work rules. The Company cannot predict the outcome of negotiations to amend its labor contracts at this time. As of December 31, 2002, the Company had approximately 44,300 full-time equivalent employees of whom approximately 2,200 were foreign nationals working primarily in Asia. Unions represent approximately 91% of the Company's employees. Collective bargaining agreements provide standards for wages, hours of work, working conditions, settlement of disputes and other matters. The major agreements with domestic employees became amendable or will become amendable on various dates as follows:

Employee Group	Approximate Number of Full-time Equivalent Employees Covered	Union	Amendable Date
Pilots	5,600	Air Line Pilots Association, International	9/13/03
Agents and Clerks	9,700	International Association of Machinists & Aerospace Workers	2/25/03
Equipment Service Employees and Stock Clerks	6,500	International Association of Machinists & Aerospace Workers	2/25/03
Flight Attendants	9,300	Professional Flight Attendants Association	5/30/05
Mechanics and Related Employees	7,700	Aircraft Mechanics Fraternal Association	5/11/05

        Changes in government regulation could increase our operating costs and limit our ability to conduct our business.    Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the U.S. Federal Aviation Administration has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. Congress and the U.S. Department of Transportation have also proposed the regulation of airlines' responses to their competitors' activities. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. Northwest cannot give assurance that laws or regulations enacted in the future will not adversely affect it.

        We are vulnerable to increases in aircraft fuel costs.    Because fuel costs are a significant portion of the Company's operating costs (12.7% for 2002), significant changes in fuel costs would materially affect its operating results. Fuel prices continue to be susceptible to, among other factors, political unrest in Venezuela and the war with Iraq and its aftermath. Due to these and other events that would affect the global supply of aircraft fuel, Northwest may experience higher fuel prices or have to curtail scheduled services. A one-cent change in the cost of a gallon of fuel (based on 2002 consumption) would impact operating expenses by approximately $1.6 million per month. Changes in fuel prices may have a greater impact on Northwest than some of its competitors because of the composition of its fleet. The Company hedges some of its future fuel purchases to protect against potential spikes in price. However, these hedging strategies may not always be effective.

        Our insurance costs have increased substantially, and further increases in insurance costs could harm our business.    Following September 11, 2001, aviation insurers significantly increased airline insurance premiums and reduced the maximum amount of coverage available to airlines for certain types of claims. Total aviation and property insurance expenses were $94 million higher in 2002 than in 2000. As a result of the Airline Stabilization Act, the Homeland Security Act, and the Emergency Wartime Supplemental Appropriations Act, the federal government assumes most war risk coverage. This coverage is scheduled to expire on August 31, 2004.While the government may again extend the deadline for when it will discontinue providing excess war risk coverage, the Company cannot assure that any extension will occur, or if it does, how long the extension will last. Should the government stop providing excess war risk coverage to the airline industry, it is expected that the premiums charged by aviation insurers for this coverage would be substantially higher than the premiums currently charged by the government. Aviation insurers could further increase insurance premiums in the event of a new terrorist attack or other events adversely affecting the airline industry. Significant increases in insurance premiums could negatively impact the financial condition and results of operations of the Company.

        Our indebtedness and other obligations, including pension funding liabilities, are substantial.    The Company has substantial levels of indebtedness. As of March 31,2003, the Company had long-term debt and capital lease obligations, including current maturities of $7.07 billion. Of this indebtedness, 41% bears interest at floating rates. The amount of long-term debt that matures in 2003 is $235million. Additionally, $631 million matures in 2004, $1.44 billion in 2005, $571 million in 2006 and $682 million in 2007. As of March 31, 2003, the principal portion of future minimum lease payments under capital leases were $57 million for 2003, $46 million for 2004, $40 million for 2005, $29 million or 2006 and $32 million for 2007. These levels of indebtedness do not include the obligation to redeem $226 million of convertible preferred stock in 2003 and non-recourse mandatorily redeemable preferred securities of one of the Company's subsidiaries of $564 million. The amount of the Company's indebtedness could limit its ability to obtain additional financing or could adversely affect the Company's future financing costs, either of which could negatively affect the ability to operate its business or make future capital expenditures. The Company's ability to service its indebtedness and obligations could be adversely affected by many factors, including general economic conditions and other factors beyond the

Company's control. The Company also has several noncontributory pension plans covering substantially all of its employees. Funding obligations under these plans are governed by the Employee Retirement Income Security of Act of 1974 ("ERISA").As of December 31, 2002, the Company's pension plans were under-funded by $3.95 billion as calculated in accordance with SFAS No. 87, Employers' Accounting for Pensions. On a current liability basis utilized for cash contribution purposes, the plans were under-funded by approximately $3.1 billion. Before the impact of a conditional authorization to reschedule certain payments, the Company's 2003 pension contributions associated with the 2003 plan year were estimated to be $468 million. The Company also had, as of March 31, 2003, $223 million of mandatory contributions related to the 2002 plan year remaining to be paid in 2003. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pension plan benefits. Absent favorable changes to these factors, the Company will have to satisfy the under-funded amounts of its plans through cash contributions over time. On November 5, 2002, the Company submitted an application to the Internal Revenue Service ("IRS") for authorization to reschedule, over a five-year period beginning in April 2004, the $454 million in 2003 plan year contributions required under the pension plans for contract and salaried employees. On April 15, 2003, the IRS approved the application, subject to the Company's satisfaction of certain conditions imposed by the Pension Benefit Guaranty Corporation ("PBGC"). The Company has reached an agreement with the PBGC (subject to final documentation) to satisfy the conditions for waiving plan year 2003 contributions by granting the plans a lien on certain assets of the Company (certain domestic slots, routes, aircraft and engines), the values of which exceed the amount of rescheduled contributions. The Company has also submitted an application to the Department of Labor to permit the Company to contribute common stock of Pinnacle Airlines Corp. to the pension plans in lieu of making certain required contributions in cash. In January 2003, the Department of Labor issued a proposed prohibited transaction exemption that would allow the Company to contribute common stock of Pinnacle Airlines Corp. to satisfy a portion of the contribution requirements to Northwest's pension plans in 2003 and 2004. The proposed exemption contemplates that the pension plans will have the right at any time to sell the shares back to the Company for cash at the greater of their value at the time of contribution or the prevailing market value. The Company then contributed 1.9 million shares, or 12.9%, of the Pinnacle Airlines Corp. common stock to the pension plans to satisfy approximately $44 million of its $223 million scheduled funding requirement for the 2002 plan year. However, as a result of the plans' option to sell the shares back to the Company, the contribution of the $44 million was not recognized on the Company's financial statements, which continue to fully consolidate Pinnacle Airlines and do not reflect a reduction in the pension liability for accounting purposes. The Company intends to contribute additional common stock of Pinnacle Airlines Corp. to satisfy a portion of future pension contributions, including the remainder of 2002 plan year requirements. The Department of Labor held a hearing on May 5, 2003 relating to the proposed prohibited transaction exemption. In addition, Northwest operates in a capital-intensive industry. Periodically, Northwest is required to make significant capital expenditures for new aircraft and related equipment. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures. For the year ended December 31, 2002, fixed charges exceeded our earnings by $1.28 billion.

        We are exposed to foreign currency exchange rate fluctuations.    Northwest conducts a significant portion of its operations in foreign locations. As a result, Northwest has operating revenues and, to a lesser extent, operating expenses, as well as assets and liabilities, denominated in foreign currencies, principally the Japanese yen. Fluctuations in such foreign currencies can significantly affect Northwest's operating performance and the value of its assets located outside of the United States. From time to time, Northwest uses financial instruments to hedge its exposure to the Japanese yen. However, these hedging strategies may not always be effective.

16.   ADDITIONAL INFORMATION.

        With respect to the Offer, we filed a Tender Offer Statement on Schedule TO with the SEC on June 27, 2003, of which the Offer to Exchange dated June 27, 2003 is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including the exhibits, before making a decision on whether to tender your options.

        We recommend that you review the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 20, 2003;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed on May 15, 2003; and

  •
  Our Current Reports on Form 8-K filed on May 16, 2003; May 15, 2003; April 21, 2003; and January 24, 2003.

        Our SEC filings are available to the public on the SEC's Internet site at http://www.sec.gov and on our website at http://www.nwa.com.

        Our common stock is quoted on the Nasdaq National Market under the symbol "NWAC," and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

        We will also provide without charge to each employee upon their written or oral request, a copy of this Offer to Exchange or any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Secretary's Office
Northwest Airlines Corporation
2700 Lone Oak Parkway, Dept. A1180
Eagan, Minnesota 55121

or by telephoning us at (612) 726-2111 between the hours of 9:00 A.M. and 5:00 P.M. Central Time.

17.   FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

        This Offer and our SEC reports referred to above include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, the safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made in connection with this Offer. The Company through its management may also from time to time make oral forward-looking statements. The Company is hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statement made by or on behalf of the Company. Any such statement is qualified by reference to the following cautionary statements.

        We believe that the material risks and uncertainties that could affect the outlook of an airline operating in the global economy include the future level of air travel demand, our future load factors and yields, the airline pricing environment, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the general economic condition of the United States and other regions of the world, the price and availability of jet fuel, the aftermath of the war in Iraq, the possibility of additional terrorist attacks or the fear of such attacks, concerns about Severe Acute Respiratory Syndrome (SARS), labor negotiations both at other carriers and at Northwest, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuation, inflation and other factors discussed herein. Additional information with respect to these factors and these and other events that could cause differences between forward-looking statements and future actual results is contained under the heading "Risk Factors" in Section 15.

        In light of these risks and uncertainties, we cannot assure you that the results and events contemplated by the forward-looking statements contained in this Offer will in fact be realized. Potential investors should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the factors listed above.

        If at any time we become aware of any jurisdiction where the making of this Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the Eligible Participants residing in that jurisdiction.

        Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this Offer from us is limited to this document, the attached Summary of Terms and the Tender Offer Statement on Schedule TO.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS AND STOCK APPRECIATION RIGHTS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY OF TERMS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Northwest Airlines Corporation                                                 June 27, 2003

SCHEDULE A
INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS

        Our directors and executive officers and their positions and offices as of June 27, 2003, are set forth in the following table:

Name	Age	Position and Offices Held
Gary L. Wilson	63	Chairman of the Board
Richard H. Anderson	47	Chief Executive Officer and Director
Ray W. Benning, Jr.	59	Director
Richard C. Blum	67	Director
Alfred A. Checchi	54	Director
John M. Engler	54	Director
Robert L. Friedman	60	Director
Doris Kearns Goodwin	60	Director
Dennis F. Hightower	61	Director
George J. Kourpias	70	Director
Frederic V. Malek	66	Director
V.A. Ravindran	55	Director
Michael G. Ristow	57	Director
Douglas M. Steenland	51	President and Director
Leo M. van Wijk	56	Director
J. Timothy Griffin	51	Executive Vice President—Marketing and Distribution
Philip C. Haan	47	Executive Vice President—International Sales and Information Services
Bernard L. Han	39	Executive Vice President and Chief Financial Officer

        The address of each director and executive officer is: c/o Northwest Airlines Corporation, 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

        Richard H. Anderson has served as Chief Executive Officer of the Company since April 2001 and was elected a director of the Company in September 2001. He has served in a number of executive positions since joining the Company in 1990, including Executive Vice President and Chief Operating Officer from December 1998 to April 2001, Executive Vice President-Technical Operations and Airport Affairs from April 1998 to December 1998 and Senior Vice President-Technical Operations and Airport Affairs from January 1997 to April 1998. From 1994 to 1996, he served as Senior Vice President-Labor Relations, State Affairs and Law, and from 1990 to 1994 he served as Vice President-Deputy General Counsel. Prior to joining the Company, Mr. Anderson was Staff Vice President and Deputy General Counsel of Continental Airlines. Mr. Anderson also serves on the boards of directors of Medtronic, Inc. and Mesaba Holdings, Inc.

        Ray W. Benning, Jr. has served as a director of the Company since 1999. Mr. Benning has been Director of the Airline Division of the International Brotherhood of Teamsters since 1995. Mr. Benning served as Assistant to the Director of the Teamsters Airline Division from 1993 to 1995 and as President of Teamsters Airline Local 2707 from 1985 to 1993.

        Richard C. Blum has served as a director of the Company since 1989. Mr. Blum is Chairman and President of Richard C. Blum & Associates, Inc., which is the general partner of Blum Capital Partners, L.P., a merchant banking and long-term strategic equity investment management firm which acts as general partner for various investment partnerships and as investment advisor to advisory clients. Mr. Blum also serves as a director of URS Corporation, Glenborough Realty Trust Inc., CBRE Holdings, Inc., and Playtex Products, Inc. Mr. Blum is also Co-Chairman of Newbridge Capital.

        Alfred A. Checchi has served as a director of the Company since 1989. He was Co-Chairman of the Board of Directors from 1991 to 1997 and sole Chairman of the Board of Directors from 1989 to 1991. Since November 2002, Mr. Checchi has been an executive and board member of J.E. Robert Companies (real estate investment). Between 1983 and 1987, he was a principal of Bass Brothers Enterprises. Mr. Checchi began his business career at Marriott Corp. in 1975 and over the next eight years held a variety of management positions, including Vice President of Corporate Development and Treasurer.

        John M. Engler has served as a director of the Company since January 2003. In January 2003, Mr. Engler was appointed President of State and Local Government and Vice President of Government Solutions for North America for Electronic Data Systems Corporation, an information technology services company. Mr. Engler served as Michigan's 46th governor for three terms from 1991 through January 2003. He also serves on the board of directors of Universal Forest Products Inc. and Munder Capital Management.

        Robert L. Friedman has served as a director of the Company since May 2002. Since 1999, Mr. Friedman has served as a Senior Managing Director of The Blackstone Group L.P., a private investment firm. In February 2003 he also became Chief Administrative Officer and Chief Legal Officer of Blackstone. Prior to 1999, he was a partner of the law firm of Simpson Thacher & Bartlett. He also serves on the boards of directors of American Axle & Manufacturing Inc., Axis Capital Holdings Ltd., Corp Group, Crowley Data LLC, Houghton Mifflin Holdings Inc., Premcor Inc. and TRW Automotive Holdings Corp.

        Doris Kearns Goodwin has served as a director of the Company since 1997. Ms. Goodwin is a historian and author and has received numerous awards including the Pulitzer Prize in history in 1995. She is currently a member of the Harvard University Board of Overseers and was a Professor of Government at Harvard University from 1969 to 1977.

        Dennis F. Hightower has served as a director of the Company since 1997. In March 2001, he retired as Chief Executive Officer of Europe Online Networks, S.A. (Luxembourg-based broadband interactive entertainment company), a position he held since May 2000. From July 1996 to May 2000 Mr. Hightower was Professor of Management at the Harvard Business School. From March 1995 to June 1996 Mr. Hightower was President of Walt Disney Television & Telecommunications (entertainment) and from June 1987 to February 1995 he was President of Disney Consumer Products, Europe, Middle East and Africa. Mr. Hightower is also a director of The Gillette Company, PanAmSat Corporation, Phillips-Van Heusen Corporation, and The TJX Companies, Inc.

        George J. Kourpias has served as a director of the Company since 1997. Mr. Kourpias is the retired International President of the IAM, a position he held from 1989 to 1997.

        Frederic V. Malek has served as a director of the Company since 1989. Mr. Malek served as President of Northwest Airlines from late 1989 to mid-1990 and was Vice Chairman of Northwest Airlines from 1990 through 1991. Mr. Malek is Chairman of Thayer Capital Partners, a Washington,

D.C.-based merchant bank, which Mr. Malek formed in 1993. Mr. Malek is a director of American Management Systems, Inc., Automatic Data Processing Inc., CBRE Holdings, Inc., FPL Group, Inc., Manor Care, Inc., Aegis Communications Group, Inc., and various mutual funds sponsored by UBS/Brinson Inc.

        V.A. Ravindran has served as a director of the Company since 1992. Since 1987, Mr. Ravindran has been the Chairman of the Board and President of Paracor Finance Inc., a United States merchant bank wholly owned by Fosters Brewing Group Ltd. of Australia. From 1987 to 1992, Mr. Ravindran was an Executive Director of EFG Holdings (USA), the finance group holding company of Fosters Brewing Group Ltd. of Australia, and continues to serve on the board of directors of that company.

        Michael G. Ristow has served as a director of the Company since 1999. Captain Ristow has been a Northwest Airlines pilot for over 30 years and has served as a Captain Representative of ALPA since 1993.

        Douglas M. Steenland has served as President of the Company since April 2001 and was elected a director of the Company in September 2001. He has served in a number of executive positions since joining the Company in 1991, including Executive Vice President and Chief Corporate Officer from September 1999 to April 2001, Executive Vice President-Alliances, General Counsel and Secretary from January 1999 to September 1999, Executive Vice President, General Counsel and Secretary from June 1998 to January 1999, and Senior Vice President, General Counsel and Secretary from July 1994 to June 1998. Prior to joining the Company, Mr. Steenland was a senior partner at the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson and Hand. Mr. Steenland also serves on the board of directors of Mesaba Holdings, Inc.

        Leo M. van Wijk has served as a director of the Company since 1997 and previously served as a director of the Company from 1991 to 1996. Mr. van Wijk is President and Chief Executive Officer, Board of Managing Directors of KLM (airline), a position he has held since 1997. He joined KLM in 1971 and has held various positions with KLM, including Managing Director from 1991 through 1996 and Chief Operating Officer from January 1997 through August 1997.

        Gary L. Wilson has served as a director of the Company since 1989. He has been Chairman of the Board of Directors since April 1997 and was Co-Chairman of the Board of Directors from 1991 to 1997. He joined The Walt Disney Company in 1985 as Executive Vice President and Chief Financial Officer and a director. Before joining Disney, Mr. Wilson served for 11 years in executive positions at Marriott Corp., including Executive Vice President and Chief Financial Officer. Mr. Wilson also serves on the boards of directors of KLM, CBRE Holdings, Inc., On Command Corporation, The Walt Disney Company and Yahoo! Inc. and on the board of trustees of Duke University.

        J. Timothy Griffin has served as Executive Vice President-Marketing and Distribution of Northwest since January 1999. From June 1993 to January 1999, he served as Senior Vice President-Market Planning and Systems. Prior to joining Northwest in 1993, Mr. Griffin held senior positions with Continental Airlines and American Airlines.

        Philip C. Haan has served as Executive Vice President-International, Sales and Information Services of Northwest since January 1999. From December 1995 to January 1999, he served as Senior Vice President-International. Mr. Haan joined Northwest in 1991 as Vice President-Revenue Management.

        Bernard L. Han was elected Executive Vice President and Chief Financial Officer of the Company in October 2002. Prior to joining the Company, Mr. Han held several executive positions at America West Airlines, Inc. He served as Executive Vice President and Chief Financial Officer of America West from September 2001 to September 2002, Senior Vice President—Marketing and Planning from January 2001 to September 2001, and Senior Vice President—Planning from May 1998 to January 2001. He joined America West as Vice President—Financial Planning and Analysis in January 1996. Between 1988 and 1995 Mr. Han held various finance and marketing positions at American Airlines and Northwest.

QuickLinks

  Exhibit 99.(a)(i)
IMPORTANT
TABLE OF CONTENTS
SUMMARY OF TERMS: QUESTIONS AND ANSWERS ABOUT THE OFFER TO EXCHANGE
  General Discussion of the Pilot Stock Option Exchange Program
  The Basics of the Pilot Stock Option Exchange Program
  Vesting, Exercise Price (Base Price for SARs) and Term of Replacement Awards
  How the Option Cancellation and Exchange Works
  The Duration of the Offer
  Tax Status of Replacement Awards; Tax Considerations
  How to Elect to Exchange Your Eligible Awards
  Miscellaneous and More Information
THE OFFER
SUMMARY FINANCIAL DATA
SCHEDULE A INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS